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Filed by: IMS Health Incorporated

Filing under Rule 425 under the Securities Act of 1933

Subject Company: IMS Health Incorporated

Subject Company's Commission File No: 001-14049

Cognizant Technology Solutions Corporation and IMS Health Corporation jointly published the following notice on January 15, 2003


This announcement is neither an offer to exchange nor a solicitation of an offer to exchange the securities. The exchange offer is made only by the offering circular-prospectus and related offering documents that IMS Health Incorporated has distributed to its stockholders. IMS Health is not offering to exchange, or soliciting any offers to exchange, securities pursuant to the exchange offer in any jurisdiction in which those offers or exchanges would not be permitted. In those jurisdictions in the United States where the securities, blue sky or other laws require the exchange offer to be made by a licensed broker or dealer, the exchange offer shall be deemed to be made on behalf of IMS Health by Goldman, Sachs & Co. and/or Bear, Stearns & Co. Inc.

Notice of Offer to Exchange 0.309 Shares of Class B Common Stock of Cognizant Technology Solutions Corporation for each share of Common Stock of IMS Health Incorporated

THE EXCHANGE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 MIDNIGHT, NEW YORK CITY TIME, ON FEBRUARY 6, 2003, UNLESS THE EXCHANGE OFFER IS EXTENDED.

IMS Health Incorporated is offering to exchange 0.309 shares of Cognizant Technology Solutions Corporation class B common stock for each share of IMS Health common stock that it accepts in the exchange offer. The terms and conditions of the exchange offer are described in the offering circular-prospectus and the related offering documents that IMS Health has distributed to IMS Health stockholders.

Each share of Cognizant class B common stock received in the exchange offer will convert automatically into one share of Cognizant class A common stock when it is first transferred after the exchange offer or in certain other circumstances described in the offering circular-prospectus. Cognizant's class A common stock is listed for quotation on the Nasdaq National Market under the symbol "CTSH."

IMS Health will accept up to 36,540,129 IMS Health shares and will distribute up to 11,290,900 shares of Cognizant class B common stock in the exchange offer, representing all the Cognizant shares that IMS Health currently owns. If IMS Health stockholders tender more than 36,540,129 IMS Health shares, IMS Health will generally accept tenders on a pro rata basis under the terms of the offer.

The offer is conditioned on, among other things, the tender of at least 27,400,000 IMS Health shares. IMS Health believes that the exchange of shares under the offer will generally be tax-free to exchanging stockholders and to IMS Health under federal income tax laws.
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None of IMS Health, Cognizant, any of their respective officers or directors or the joint dealer managers makes any recommendation as to whether or not stockholders should tender their IMS Health shares. Stockholders must make their own decisions after reading the offering circular-prospectus and related offering documents.

IMS Health expressly reserves the right, at any time or from time to time, in its sole discretion for any reason, including the non-satisfaction of any of the conditions specified in the offering circular-prospectus under the caption "The Exchange Offer--Conditions for Completion of the Exchange Offer," to extend the period of time during which the exchange offer is open or to amend the terms of the exchange offer in any respect, including changing the exchange ratio. IMS Health will publicly announce any such extension or amendments promptly.

Questions and requests for assistance or for additional copies of the offering circular-prospectus, the letter of transmittal and other exchange offer materials may be directed to the information agent or the joint dealer managers, at their respective addresses and telephone numbers set forth below, and copies will be furnished promptly at no charge.

The Information Agent for the Exchange Offer is:
[GEORGESON SHAREHOLDER LOGO]
17 State Street, 10th Floor
New York, New York 10004
Banks and Brokers Call: (212) 440-9800
All Others Call Toll Free: (866) 203-1913

The Joint Dealer Managers for the Exchange Offer are:
     Goldman, Sachs & Co.               Bear, Stearns & Co. Inc.
     85 Broad Street                    383 Madison Avenue
     New York, New York 10004           New York, New York 10179
     (800) 323-5678 (Toll-Free)         (866) 827-9756 (Toll-Free)
     (212) 902-1000                     (212) 272-9756

January 15, 2003

IMPORTANT INFORMATION ABOUT THE EXCHANGE OFFER

Investors are urged to read the documents that IMS Health and Cognizant have filed and will file with the SEC in connection with the exchange offer. These documents contain important terms and conditions about the exchange offer and the potential effect of the exchange offer on the companies and their stockholders. These documents can be accessed online at the SEC's website (http://www.sec.gov), as well as in the "Investors" areas on the IMS Health and Cognizant websites.